November 21, 2019

John C. Power
Chief Executive Officer
Athena Silver Corporation
2010 Harbison Drive, #312
Vacaville, CA 95687

       Re: Athena Silver Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 000-51808

Dear Mr. Power:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31 ,2018

Exhibit 31 Certification, page 1

1. We note that in paragraph 4 you exclude the required language that you have "designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."
       Please revise to include this language as required by Item 601(b)(31) of Regulation S-K.
       Your revised certification should be filed in an amendment to your Form 10-K which should be filed as a full amendment with corrected certifications.
 John C. Power
Athena Silver Corporation
November 21, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameJohn C. Power                           Sincerely,
Comapany NameAthena Silver Corporation
                                                          Division of
Corporation Finance
November 21, 2019 Page 2                                  Office of
Manufacturing
FirstName LastName